

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2021

Andrew M. O'Brien
President and Chief Executive Officer
Trean Insurance Group, Inc.
150 Lake Street West
Wayzata, MN 55391

      Re: Trean Insurance Group, Inc.
          Draft Registration Statement on Form S-1
          Submitted March 26, 2021
          CIK No. 0001801754

Dear Mr. O'Brien:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Eric Envall at (202) 551-3234 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Finance